QUERYOBJECT SYSTEMS CORPORATION

                              EMPLOYMENT AGREEMENT


         This Employment Agreement (the "Agreement") is made and entered into effective as of January 1, 1999 (the "Effective Date"), by and between Robert Thompson (the "Executive") and QueryObject Systems Corporation, a Delaware company (the "Company").

                                 R E C I T A L S

         The Company and the Executive desire to enter into this Agreement in order to provide additional financial security and benefits to the Executive, to encourage the Executive to continue employment with the Company and to enhance the motivation and incentive of the Executive to increase the profitability of the Company.

         In consideration of the mutual covenants herein contained, and in consideration of the continuing employment of Executive with the Company, the parties agree as follows:

         1.     Duties and Scope of Employment.

                (a) Position. The Company shall employ the Executive in the position of Chief Executive Officer and President, with such duties, responsibilities and compensation as in effect as of the Effective Date; provided, however, that the Board of Directors of the Company (the "Board") shall have the right to revise such responsibilities and compensation from time to time as the Board may deem necessary or appropriate. Such duties and responsibilities shall be commensurate with the Executive's past practices and consistent with his position as Chief Executive Officer and President of the Company. If any such revision constitutes "Involuntary Termination" as defined in Section 7(d) of this Agreement, the Executive shall be entitled to benefits upon such Involuntary Termination as provided under this Agreement.

                (b) Obligations. The Executive shall devote his full business efforts and time to the Company and its subsidiaries. The foregoing, however, shall not preclude the Executive from engaging in such activities and services as do not interfere or conflict with his responsibilities to the Company.

         2. Termination. This Agreement shall continue in force and effect until the earliest of: (i) December 31, 2001 or (ii) until such time as notice of non-renewal or termination of this Agreement is given in writing by either the Company or the Executive to the other (the "Termination Event"). The Company and the Executive agree to meet to negotiate in good faith the renewal of this Agreement two (2) months prior to the expiration date of this Agreement. This Agreement may be extended for an additional period or periods by mutual written agreement of the Company and the Executive. A termination of the terms of this Agreement where the parties are unable to agree to renewal terms shall not affect the payment or provision of compensation or benefits on account of a termination of employment occurring prior to the termination of the terms of this Agreement, nor affect Executive's right to twelve (12) months of Base Compensation as severance pay after the termination.

         3.    Compensation and Benefits.

               (a) Base Compensation. The Company shall pay the Executive as compensation for services a base salary at the annualized rate of $200,000. Such salary shall be reviewed at least annually and may be increased from time to time. Such salary shall be paid periodically in accordance with normal Company payroll practice. The annual compensation specified in this Section, as adjusted from time to time, before any salary reduction under Section 401(k) of the Internal Revenue Code, deferred compensation plan or agreement or any other benefit or plan requiring reduction of salary, is referred to in this Agreement as "Base Compensation".

               (b) Bonus. The Executive shall be entitled to an annual bonus ("Targeted Incentives") of not less than $100,000 per year, based on the successful completion of certain objectives designated by the Board of the Company. 1999 Targeted Incentives are outlined in Exhibit A, attached hereto.

               (c) Vacation. The Executive shall be entitled to four (4) weeks of paid vacation per year or such additional vacation as may be permitted from time to time by Company policy.

               (d) Executive Benefits. The Executive shall be eligible to participate in the employee benefit plans and executive compensation programs maintained by the Company of general applicability to other key executives of the Company, including (without limitation) retirement plans, savings or profit-sharing plans, deferred compensation plans, supplemental retirement or excess-benefit plans, stock option and incentive plans and life, disability, health, accident and other insurance programs, paid vacations, and similar plans or programs, subject in each case to the generally applicable terms and conditions of the plan or program in question and to the determination of the Board or any committee administering such plan or program. Participation shall be consistent with the Executive's position as Chief Executive Officer and President of the Company. The Company shall reimburse the Executive for all reasonable business and travel expenses actually incurred or paid by the Executive in the performance of services on behalf of the Company, in accordance with the Company's expense reimbursement policy as in effect from time to time.

         4.    Severance Benefits.

               (a) Termination of Employment During Term of Agreement. If the Executive's employment with the Company terminates during the term of this Agreement, then the Executive shall be entitled to receive severance benefits as follows:

                    (i) Involuntary Termination. If, at any time during the term of this Agreement, the Executive's employment terminates as a result of Involuntary Termination other than for Cause, Disability or death, or the Company breaches any of the material terms of this Agreement


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

(either of the foregoing, an "Event"), the Company shall pay the Executive severance in the amount of one-twelfth (1/12) of the Base Compensation of the Executive at the time of such termination (without giving effect to any reduction in Base Compensation that resulted in such Involuntary Termination) per month, for a period of twelve (12) months.

                    (ii) Voluntary Resignation; Termination for Cause. If the Executive's employment terminates by reason of the Executive's voluntary resignation (and is not an Involuntary Termination), or if the Executive is terminated for Cause, then the Executive shall not be entitled to receive severance or other benefits except for those (if any) as may then be established (and applicable) under the Company's then-existing severance and benefits plans and policies at the time of such termination.

                    (iii) Disability; Death. If the Company terminates the Executive's employment as a result of the Executive's Disability, or such Executive's employment is terminated due to the death of the Executive, then the Executive shall not be entitled to receive severance or other benefits except
(i) those (if any) as may then be established (and applicable) under the Company's then-existing severance and other benefits plans and policies at the time of such Disability or death, (ii) benefits required by applicable laws, and
(iii) in the case of death, the Executive's salary for twenty six (26) weeks payable to the Executive's surviving spouse, or if the Executive has no spouse, to the Executive's estate. In the event of termination as a result of Disability under this Agreement, the Executive shall be entitled to the benefits provided under the Company's then-existing disability or extended sick pay plan, for so long as such Executive continues to be disabled under this Agreement or benefits otherwise terminate under such plan, whether or not the Executive is deemed to be disabled under such plan.

               (b) Continuing Benefits. In the event the Executive is entitled to severance benefits pursuant to subsection 4(a)(i), then in addition to such severance benefits, the Executive shall receive Company-paid health, dental, vision, disability and life insurance coverage as provided to such Executive immediately prior to the Executive's termination, upon the terms and conditions, including deductibles and co-payments, provided in the Company's then-existing plans, policies and programs, for a period of twelve (12) months.

               (c) Accrued Salary, Benefits and Expenses. In addition, (i) the Company shall pay the Executive any unpaid base salary for periods prior to the Termination Date; (ii) the Company shall pay the Executive all of the Executive's accrued and unused vacation through the Termination Date; (iii) unless the Executive has voluntarily resigned his employment (other than an Involuntary Termination) or unless the Company has terminated Executive's employment for Cause, Company shall pay the proforma amount of any Targeted Incentives from the beginning of the fiscal year to the date to the Termination Date, based on percentage of Target Incentives achieved, and (iv) following submission of proper expense reports by the Executive, the Company shall reimburse the Executive for all expenses reasonably and necessarily incurred by the Executive in connection with the business of the Company prior to termination. These payments shall be made promptly upon termination and within the period of time mandated by law.


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

               (d) Retirement Plans. In addition to any other retirement rights to which the Executive may be legally entitled by contract or pursuant to any plan or program, the Company shall pay the Executive regularly scheduled payments which shall commence on Executive's normal retirement age or earlier if Executive elects early retirement and shall be payable in accordance with the Company's then-existing retirement plan, if any, determined as though the Executive continued his employment with the Company for an additional twelve
(12) months following the Termination Date or until Executive has attained normal retirement age under such Plan, whichever occurs earlier. For purposes of determining the amount the Executive is to receive the Company shall utilize the greater of the Executive's compensation as defined under any such retirement plan in effect on the date of this Agreement for the year including the Termination Date.

               (e) Options. In the event the Executive is entitled to severance benefits pursuant to subsection 4(a)(i), the Executive's stock options and other exercise rights shall remain exercisable in accordance with the provisions of the Stock Option Plan, and, in accordance with Section 4 (f) below.

               (f) Vesting of Benefits. If the Executive's employment terminates as a result of Involuntary Termination other than Cause, Disability, or death, or if a Change-of-Control occurs as defined herein, then any unvested benefits on the date of termination or the date of Change-of-Control, including stock options, restricted stock, stock appreciation rights, growth units, or other incentive compensation, shall immediately accelerate and one hundred percent (100%) of such unvested benefits shall become fully vested and exercisable. The Executive shall thereupon have fully vested rights to such benefits in accordance with the terms of the applicable plan or agreement and will have a period of twelve (12) months from the date of termination or the date of the Change-in-Control to exercise such stock options, stock appreciation rights, growth units or restricted stock.

               (g) Deferred Compensation. Any compensation deferred by the Executive shall be subject to the terms and conditions of any applicable plan or agreement, and shall not be affected or altered by this Agreement.

         5. Limitation on Payments. In the event that any payment or benefit received or to be received by the Executive pursuant to this Agreement or otherwise (collectively the "Payments") would be subject to the Excise Tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any similar or successor provision (the "Excise Tax"), the Company shall pay to the Executive within ninety (90) days of the Termination Date (or, if earlier, within ninety (90) days of the date the Executive becomes subject to the Excise Tax), an additional amount (the "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax and any federal (and state and local) income tax on the Payments, shall be equal to the Payments minus all applicable taxes on the Payments. For purposes of determining whether any of the Payments will be subject to the Excise Tax and the amount of Excise Tax, (i) any other payments or benefits received or to be received in connection with a Change of Control of the Company or the Executive's termination of employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company), shall be treated as "parachute payments" within the meaning of Section



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

280G(b)(2) of the Code or any similar or successor provision, and all "excess parachute payments" within meaning of Section 280G(b)(1) or any similar or successor provision shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel selected by the Company such other payments or benefits (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services within the meaning of Section 280G(b) or any similar or successor provision of the Code in excess of the base amount within the meaning of Section 280G(b)(3) or any similar or successor provision of the Code, or are otherwise not subject to Excise Tax; (ii) the amount of the Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Payments or (B) the amount of the excess parachute payments within the meaning of Section 280G(b)(1) (after applying clause (i) above), and
(iii) the value of any non-cash benefits or an deferred payment or benefit shall be determined by the Company's independent auditors in accordance with the principles of Section 280G(d)(3) and (4) of the Code. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income taxes at the highest nominal marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest nominal marginal rate of taxation in the state and locality of the Executive's residence on the Termination Date, net of the maximum reduction in federal income taxes which could be obtained from deducting of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of the Executive's employment, the Executive shall repay to the Company at the time that the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal (and state and local) income tax imposed on the Gross-Up Payment being repaid by the Executive if such repayment results in a reduction in Excise Tax and/or a federal (and state and local) income tax deduction) plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of the termination of the Executive's employment (including by reason of a payment the existence or amount of which cannot be determined at the time of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined.

         6.    Noncompete; Confidentiality

               (a) If the Executive's employment terminates by reason of voluntary resignation (including an Involuntary Termination) or for Cause, Executive for a period of one (1) year after such termination, will not (i) solicit, accept or perform directly or indirectly any work with, nor will Executive, directly or indirectly, engage in, undertake planning for or organization of, or have any interest in (whether as an employee, officer, director, agent, security holder, consultant, investor or similar position) any individual, entity or organization that is engaged in the design, development, provision or sales and marketing of any products or services which directly compete with the Company's business, including, without limitation, any product for the creation, compression, storage, retrieval or analysis of relational databases or any other data warehousing, data mining and business intelligence products, or any products that the Executive was directly engaged in with the Company (collectively "Restricted Business"), or (ii) (A)




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

solicit for employment or other engagement any person who is employed by the Company or (B) induce or influence, any person who is employed by the Company or may be so employed by the Company during the one year period following your termination, to terminate his or her employment with the Company, without prior written agreement of the Company.

               (b) The Executive agrees that during his employment with the Company, he shall not engage in, own, manage or control, or participate in the ownership, management or control, directly or indirectly, of any person, firm, corporation or other entity engaged in a Restricted Business anywhere in the United States of America (the "Restricted Area"). Notwithstanding the foregoing, the Executive may acquire shares representing not more than 5% of the outstanding securities of any publicly traded company engaged in the Restricted Business. The covenant not to compete contained in this Section 6 shall be construed as a series of separate covenant, one for each state. If, in any judicial proceeding, a court shall refuse to enforce any of such separate covenants, such unenforceable covenant shall be deemed deleted from this Agreement to the extent necessary to permit the remaining separate covenants not to compete included in this Section 6 to be enforced.

               (c) Any inventions, processes, methods, formulas, discoveries, concepts or ideas or expressions thereof ("Inventions"), whether or not subject to patent, copyright, trademark or service mark protection, and whether or not reduced to practice, conceived or developed by Executive, either solely or jointly, while employed by Company or within one (1) year following termination of such employment which relate to or result from the actual or anticipated business, research or investigation of Company or which are suggested by or result from any task assigned to or performed by Executive for Company shall be the sole and exclusive property of Company. Executive hereby assigns to Company and its assignees the entire right, title and interest in and to any Inventions. Executive without any additional consideration from Company shall sign such other documents as may be prepared by Company and provide other reasonable assistance to effect the foregoing.

               (d) Executive agrees to protect all of the Company's Confidential Information as provided in this Agreement.

                   (i) Confidential Information shall mean compensation data, employee lists, financial and legal information, marketing plans and strategies, pending projects and proposals, methods, concepts, skills, techniques, writings, cases, exercises, program outlines, business problems or issues, organizational charts or other information of possible use by a competitor; research and development, technological data, all proprietary and trade secret information, actual and potential customer and vendor lists, documentation, software, know-how and information relating to the past, present or future business of Company or any plans relating to the foregoing and the confidential and proprietary information of third parties that do business with Company and learned during Executive's employment and shall include the physical or electronic embodiment of such information, including but not limited to written, computer or video materials, audio-visual aids, customer lists, contracts, reports, formats, manuals, memoranda and correspondence. This Agreement shall not apply to any Confidential



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
                         Information after it becomes publicly available through no fault of Executive.
                   (ii)  Executive   shall  not  use  or  disclose  any  of  the
                         Company's Confidential Information without the Company's prior written permission, except for publicly available information. Executive agrees to hold in confidence and not disclose to third parties, including the Company, and not use for Executive's own or other's benefit, Confidential Information received from or about third parties under an obligation of confidentiality. To the extent that Executive lawfully receives Confidential Information of third parties in the course of Executive's employment with the Company Executive may use such third party Confidential Information for the benefit of the Company. Executive agrees that he will not, without the written permission of the Company, use the Company's Confidential Information for any purpose other than in the course of his employment.
                   (iii) Executive  represents  that  he has no  obligations  or commitments inconsistent with this Agreement.
                    (iv) Executive  agrees to limit  disclosure of the Company's
                         Confidential Information only to those other employees, agents, contractors and representatives of the Company who reasonably require such information in the ordinary course of employment. Executive shall not disclose the Company's Confidential Information to any third party and shall use all reasonable safeguards to prevent the unauthorized disclosure of such Confidential Information.
                   (v) Upon termination of Employee's association with the Company, Executive agrees to promptly return all materials containing the Company's Confidential Information including all extracts and copies thereof, to the Company and all personal property of the Company in his possession.
                   (vi) Executive agrees that the remedy at law of the Company would be inadequate as to any unauthorized use or disclosure of the Company's Confidential Information by Executive and agrees that the Company shall be entitled to preliminary and permanent injunctions in any court of competent jurisdiction to prevent such unauthorized use or disclosure by Executive.

         7. Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:

               (a) Cause. "Cause" shall mean:

                   (i) Executive's failure to begin to substantially perform his duties or responsibilities hereunder for a period of fifteen (15) days after written notice thereof from the Board to Executive setting forth in reasonable detail the respects in which the Company believes Executive has not substantially performed his duties or responsibilities hereunder or continued failure to begin to substantially perform such duties or responsibilities for a period of thirty (30) days after such written notice;

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

                   (ii) Executive personally engaging in knowing and intentional illegal conduct which is seriously injurious to the Company or its affiliates;

                   (iii) Executive being convicted of a felony, or committing an act of dishonesty or fraud against, or the misappropriation of property belonging to, the Company or its affiliates;

                   (iv) Executive knowingly and intentionally breaches in any material respect the terms of Section 6, above, or any confidentiality agreement or invention or proprietary information agreement with the Company;

                   (v) Executive's commencement of employment with another employer while he is an Executive of the Company, without the Company's written consent; or

                   (vi) any material breach by Executive of any material provision of this Agreement for which a cure is not initiated within fifteen
(15) days of notice thereof from the Board to Executive or which remains uncured for thirty (30) days following such notice.

               (b) Change of Control. "Change of Control" shall mean the occurrence of any of the following events:

                   (i) Any "person" or "group" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; or

                   (ii) The Company affects a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the Company approves a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets (other than to a subsidiary or subsidiaries).

               (c) Disability. "Disability" shall mean that the Executive has been unable to perform his duties under this Agreement for a period of three or more consecutive months due to illness, ccident or other physical or mental incapacity.

               (d) Involuntary Termination. "Involuntary Termination" shall include, but not be limited to,


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

                   (i) the continued assignment to Executive of any duties or the continued material reduction of Executive's duties, either of which is substantially inconsistent with the level of Executive's position with the Company, for a period of thirty (30) days after notice thereof from Executive to the Board of Directors setting forth in reasonable detail the respects in which Executive believes such assignments or duties are substantially inconsistent with the level of Executive's position;

                   (ii) a reduction in Executive's salary (other than any such reduction applicable to officers of the Company generally);

                   (iii) a reduction by the Company in the kind or level of Executive benefits (other than salary and bonus) to which Executive is entitled immediately prior to such reduction with the result that Executive's overall benefits package (other than salary and bonus) is materially reduced (other than any such reduction applicable to officers of the Company generally);

                   (iv) any purported termination of the Executive's employment by the Company other than for Cause or as a result of the Executive's Disability;

                   (v) the failure of the Company to obtain the assumption of this Agreement by any successors contemplated in Section 8 below; or

                   (vi) any material breach by the Company of any material provision of this Agreement which continues uncured for thirty (30) days following notice thereof; provided that none of the foregoing shall constitute Involuntary Termination to the extent Executive has agreed thereto.

               (e) Termination Date. "Termination Date" shall mean (i) if the Executive's employment is terminated by the Company for Disability, thirty (30) days after notice of termination is given to the Executive (provided that the Executive shall not have returned to the performance of the Executive's duties on a full-time basis during such thirty (30) day period), (ii) if the Executive's employment is terminated by the Company for any other reason, 30 days from the date on which a notice of termination is given, or (iii) if the Agreement is terminated by the Executive, 30 days from the date on which the Executive delivers the notice of termination to the Company.

         8.    Successors.

               (a) Company's Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described in this subsection (a) or which becomes bound by the terms of this Agreement by operation of law.

               (b) Executive's Successors. The terms of this Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

         9.    Notice.

               (a) General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Executive, mailed notices shall be addressed to him at the home address that he most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Corporate Secretary.

               (b) Notice of Termination. Any termination by the Company for Cause or by the Executive as an Involuntary Termination shall be communicated by a notice of termination to the other party hereto given in accordance with this Agreement. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the termination date (which shall be not more than 30 days after the giving of such notice). The failure by the Executive to include in the notice any fact or circumstance which contributes to a showing of Involuntary Termination shall not waive any right of the Executive hereunder or preclude the Executive from asserting such fact or circumstance in enforcing his rights hereunder.

         10. Confidentiality. Except as required by applicable laws, neither party shall disclose the contents of this Agreement without first obtaining the prior written consent of the other party, provided, however, that the Executive may disclose this Agreement to his attorney, financial planner and tax advisor if such persons agree to keep the terms hereof confidential.

         11.   Miscellaneous Provisions.

               (a) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

               (b) Whole Agreement; Integration. This Agreement and any written agreements or other documents evidencing matters referred to herein and any written Company existing plans that are referenced herein represent the entire agreement and understanding between the parties as to the subject matter hereof. No waiver, alteration, or modification, if any, of the provisions of this Agreement shall be binding unless in writing and signed by duly authorized representatives of the parties hereto.

               (c) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York. The parties hereto irrevocably consent to the exclusive personal jurisdiction of the state and federal courts of the County of Nassau, State of New York.

               (e) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

               (f) No Assignment of Benefits. The rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including (without limitation) bankruptcy, garnishment, attachment or other creditor's process, and any action in violation of this subsection (f) shall be void.

               (g)  Employment   Taxes.  All  payments  made  pursuant  to  this
Agreement will be subject to withholding of applicable income and employment taxes.

               (h) Assignment by Company. The Company may assign its rights under this Agreement to an affiliate, and an affiliate may assign its rights under this Agreement to another affiliate of the Company or to the Company; provided, however, that the Company shall remain jointly and severally liable under this Agreement, and provided further, that no assignment shall be made if the net worth of the assignee is less than the net worth of the Company at the time of assignment. In the case of any such assignment, the term "Company" when used in a section of this Agreement shall mean the corporation that actually employs the Executive.

               (i) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

               (j) Legal Fees. In the event that, after a Change of Control, the Executive is required to enforce this Agreement or to procure the benefits hereunder through arbitration or litigation, the Executive shall be entitled to reasonable legal fees and all out-of-pocket expenses.

               (k) Interest. In the event that the Company fails to make any payment hereunder or afford any benefit when due, the Company shall pay interest at the rate of the publicly-announced prime rate of interest of Chase Manhattan Bank or its successor in effect from time to time plus 3%, or the maximum amount permitted by law, whichever is less.

               IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.


"COMPANY"                               QUERYOBJECT SYSTEMS CORPORATION


                                        /s/
                                        ----------------------------------------
                                        Daniel M. Pess, Executive Vice President


"EXECUTIVE"                             ROBERT THOMPSON



                                        /s/
                                        ----------------------------------------

                                    EXHIBIT A


For fiscal 1999, the Targeted Incentives will include the following components:

                                     Base
                                     Amount
                                     ------
Related to Stock Price               $50,000*
Related to Sales                     $50,000**
                                    $100,000

* If the closing stock price of QueryObject for twenty days out of 30 consecutive trading days through April 30, 2000 (the "Closing Price") is at least $1.50, then a $25,000 incentive will be earned. If the Closing Price is at least $2.50, then a $50,000 incentive will be earned. If the Closing Price is at least $3.25, then a $75,000 incentive will be earned. If the Closing Price is at least $4.00, then a $100,000 incentive will be earned. The Closing Price must not decrease by more than 25% from these levels for a period of 30 calendar days after the measurement point for the incentive to be earned.

** If the consolidated sales of QueryObject for 1999 is less than 85% of Plan (Plan is $3,000,000; 85% is $2,550,000) then no incentive is earned. At $2,550,000 to $3,000,000 the incentive rate is 2%. At $3,000,000 to $4,000,000 the incentive rate is 2.5%. Sales of over $4,000,000 carry an incentive rate of 3%. The following illustrates the incentive;

   Sales Levels                       Rate            Incentive Amount
   ------------                       ----            ----------------
Below $2,550,000                      0                  0
$2,550,000 to $2,999,999              2%                 Up to $60,000
$3,000,000 to $3,999,999              2.5%               Up to $100,000
$4,000,000 and over                   3%                 $120,000 and over

NOTE - If sales are $2,550,000 and the stock price is $2.50, the total incentive will be $101,000. If sales are $3,000,000 and the stock price is $4.00, the total incentive will be $175,000.